January 29, 2026

Thomas B. Pickens III
Chief Executive Officer
Astrotech Corporation
1817 W. Braker Lane, Suite 400
Austin, TX 78758

       Re: Astrotech Corporation
           Registration Statement on Form S-3
           Filed January 28, 2026
           File No. 333-293023
Dear Thomas B. Pickens III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Jennifer Wisinski, Esq.